

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 17, 2021

Huihe Zheng
Chief Executive Officer
QDM International Inc.
Room 715, 7F
The Place Tower C, No. 150 Zunyi Road
Changning District, Shanghai, China 200051

> **Re: QDM International Inc.**
> **Registration Statement on Form S-1**
> **Filed February 10, 2021**
> **File No. 333-252967**

Dear Mr. Zheng:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tonya K. Aldave at (202) 551-3601 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Wei Wang, Esq.